UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 289th MEETING OF THE BOARD OF DIRECTORS OF

 TELEFÔNICA BRASIL S.A.

1. DATE, TIME and PLACE: February 19th, 2016, at 12:00 a.m., at Av. Eng. Luiz Carlos Berrini, 1376, 32º floor, Brooklin, city and State of São Paulo.

2. PRESIDING BOARD: Antonio Carlos Valente da Silva, Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira, Secretary of the Board of Directors.

3. ATTENDANCE: The meeting was attended by the Directors of the Board of Telefônica Brasil S.A. (“Telefônica Brasil” or “Company”) that sign this minute, representing a quorum required in accordance with the Bylaws. The Board of Directors member Mr. Eduardo Navarro de Carvalho participated through video conference from Madrid, Spain, and the Board of Directors member Mr. Luiz Fernando Furlan participated through audio conference from United States of America. The Board of Directors member Mr. Roberto Oliveira de Lima was represented by the President, Mr. Antonio Carlos Valente da Silva, through delegation of vote, pursuant to article 19, paragraph 3 of the Bylaws. The meeting was also attended by the members of the Fiscal Board and by the independent auditors of the Company.

4. AGENDA AND RESOLUTIONS:

4.1 – To approve the Financial Statements, accompanied by the Independent Auditors Opinion and the Management’s Annual Report related to the fiscal year ended December 31, 2015, as well as the Proposal for Capital Budget for the fiscal year ending December 31, 2016 (“Proposal for Capital Budget”) and the Proposal for Income Allocation related to the fiscal year ended December 31, 2015 (“Proposal for Income Allocation”).

The Members of the Board of Directors, after examining and discussing the matters on the agenda, unanimously and without reservation approved the Management Accounts, including the Management Report, the Financial Statements and Notes, together with the Opinion of the Independent Auditors, as well as the Proposal for Capital Budget and the Proposal for Income Allocation, to be forwarded to the General Shareholder’s Meeting.

4.2 – Approve the Call Notice for the General and Special Shareholders’ Meetings.

The Members of the Board of Directors, after examining and discussing the matters on the agenda, unanimously and without reservation approved the terms of the Call Notice for the General and Special Shareholders’ Meetings, to be held on a date to be set by the Board of the Company, and the Chairman of the Board is hereby authorized to adopt all necessary measures for the call and realization of the meeting, as per legal and statutory provisions.

Minutes of the 289th Board of Directors Meeting Pg. 1/2

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 289th MEETING OF THE BOARD OF DIRECTORS OF

 TELEFÔNICA BRASIL S.A.

Since there was no other business to be transacted, the meeting was closed and these minutes were drawn-up by the Secretary of the Board of Directors, which were approved and signed by the Directors present to the meeting, being following transcribed in the proper book. São Paulo, February 19th, 2016. (aa) Antonio Carlos Valente da Silva – Chairman of the Board of Directors; Santiago Fernández Valbuena – Vice-President of the Board of Directors; Amos Genish; Antonio Gonçalves de Oliveira; Eduardo Navarro de Carvalho; Francisco Javier de Paz Mancho; José Fernando de Almansa Moreno-Barreda; Luciano Carvalho Ventura; Luis Javier Bastida Ibarguen; Luiz Fernando Furlan; Narcís Serra Serra; e Roberto Oliveira de Lima (represented by Antonio Carlos Valente da Silva, through vote delegation). Fiscal Board members: Flávio Stamm, Cremênio Medola Netto and Charles Edwards Allen. Independent Auditors: Cassio Barbosa and Ezequiel Rodriguez. The present is also signed by the Secretary of the Board of Directors, Breno Rodrigo Pacheco de Oliveira.

I hereby certify that this is a faithful copy of the minutes of the 289th meeting of the Board of Directors of Telefônica Brasil S.A., held on February 19th, 2016, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira

Secretary of the Board of Directors

Minutes of the 289th Board of Directors Meeting Pg. 2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 24, 2016	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director